April 27, 2011

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year ended December 31, 2010 File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated March 30, 2011 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below followed by our related response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Company response

As noted below, we will include revised or additional disclosures in our Form 10-Q for the second quarter of 2011 or subsequent filings as appropriate.

Corning Incorporated Financial Statements, page 61

Note 6 – Income Taxes, page 78

2.	We note that you repatriated $1.1 billion of current year earnings from certain foreign subsidiaries during the fourth quarter of 2010. In this regard, we have the following comments:
•	Please tell us and revise your disclosure to fully explain the reasons you repatriated $1.1 billion of current year earnings from certain foreign subsidiaries;
•
Please tell us and revise your disclosure to address how you concluded, in light of your repatriation in the fourth quarter of 2010, that you have the ability and intent to invest $8.9 billion of accumulated foreign unremitted earnings indefinitely as of December 31, 2010.  Please refer to ASC 740-30-25-17 through 19; and

•	Please clarify why the repatriation of $1.1 billion of current year earnings from certain foreign subsidiaries resulted in a $265 million tax benefit for excess foreign tax credits.

Company response (first bullet point)

There were two factors influencing Corning’s decision to consider repatriating current year earnings in 2010.  One was Corning’s decision, as disclosed in our 10-K for the year ended December 31, 2009, to pursue acquisitions which were expected to require cash to be available in the U.S. in excess of amounts expected to be generated from domestic sources.  The second factor was proposed federal tax legislation which, if enacted, could significantly increase the tax cost of repatriation after 2010.  Because there had been no change in our longer term international capital expansion plans as of the first quarter, our intent to indefinitely reinvest foreign earnings accumulated through the year ended December 31, 2009 was not changed by these factors.

Company response (second bullet point)

As disclosed in Corning’s 10-K for the year ended December 31, 2010, Corning intends on investing approximately $2.4-$2.7 billion in 2011 for capital expansion, of which approximately $2 billion is expected to be outside of the United States.  This represents a portion of a significant multi-year investment plan announced in the third quarter that includes $800 million for additional LCD capacity in China; capacity expansion for Eagle XG LCD glass and Corning Gorilla Glass in Asia; expansion of automotive substrate facilities in China and Germany; and a new manufacturing and distribution center in China for Life Sciences.  Additionally, approximately $3.7 billion of unremitted earnings at December 31, 2010 is made up of non-liquid foreign assets or is needed to fund current international working capital needs.  Other foreign amounts that are limited as to distribution include $2 billion of SCP’s unremitted earnings that require our partner’s agreement in order to reverse our indefinite reinvestment representation.  These factors, in addition to the fact that Corning has sufficient access to funds in the U.S. to fund currently anticipated domestic needs, result in our ability and intent to indefinitely reinvest our foreign unremitted earnings of $8.9 billion as of December 31, 2010.

Company response (third bullet point)

Under U.S. tax law, distributions are treated first as taxable dividends to the extent they represent tax basis earnings from the distributing entity, then as a tax free return of basis to the extent basis exists and then as capital gain to the extent of any further excess.  Additionally, the taxable portion of a foreign dividend includes a gross-up for the foreign taxes paid, which are then allowed as a credit against the U.S. tax liability.  Our distribution for U.S. tax purposes was made up of $217 million of taxable dividend from foreign tax basis earnings and $903 million of non taxable return of basis or previously taxed subpart F income.  The taxable portion of the dividend (including the gross-up) at the 35% U.S. rate yielded a tentative U.S. tax before foreign tax credits of $259 million and a tax benefit after the foreign tax credit of $265 million.  This net benefit included in our effective tax rate was due to creditable foreign taxes attributable to the underlying tax basis foreign earnings principally from Japan, being in excess of the U.S. tax on the taxable portion of the remittance.

In response to the Staff’s comments, we will expand our disclosures in Note 5 (Income Taxes) to our consolidated financial statements in our next quarterly filing and Note 6 (Income Taxes) in future annual filings as follows:

Under US GAAP, a deferred tax liability should be recorded for any book basis greater than tax basis in a foreign subsidiary attributable to unremitted book earnings under the presumption that such earnings will ultimately be distributed and that such distribution would be subject to additional tax at the parent company level.  However, such presumption is rebuttable and no tax would be accrued to the extent the temporary difference is not expected to reverse in the foreseeable future because the unremitted foreign earnings are expected to be reinvested indefinitely.

As required by US GAAP, Corning completes an annual detailed analysis to determine the extent to which its foreign unremitted earnings are indefinitely reinvested considering various factors including the following:
•	U.S. cash needs and liquidity,
•	International working capital, debt service and capital expansion needs,
•	Local regulatory, statutory or other legally enforceable restrictions on the distribution of foreign subsidiary and affiliate earnings,
•	Foreign joint venture agreement limitations on distributions, and
•	The current and/or future tax costs associated with repatriation including potential legislative changes that could impact such costs.

Quarterly, Corning updates its analysis for material changes.

In the quarter ended March 31, 2010, Corning included in the computation of its estimated annual effective tax rate a tax benefit of $265 million related to an expected fourth quarter repatriation of $1.1 billion of 2010 foreign earnings.  The repatriated earnings represented a portion of the current year earnings of certain foreign subsidiaries and affiliates located in Asia and thus were not previously permanently reinvested.

There were two factors influencing Corning’s decision to consider repatriating these 2010 earnings.  One was Corning’s decision, as announced early in 2010, to pursue acquisitions which were expected to require cash to be available in the U.S. in excess of amounts expected to be generated from domestic sources.  The second factor was proposed federal tax legislation which, if enacted, could significantly increase the tax cost of repatriation after 2010.  Because there had been no change in our longer term international capital expansion plans as of the first quarter, our intent to indefinitely reinvest foreign earnings accumulated through the year ended December 31, 2009 was not changed by these factors.

As of the year ended December 31, 2010, Corning had $8.9 billion of foreign unremitted earnings that it intends to keep indefinitely reinvested.

Of this amount nearly 70% consists of:
•	Non-liquid operating assets or short term liquidity required to meet current international working capital needs, and
•	SCP or other joint venture unremitted earnings that requires a joint determination with our partners to remove any indefinitely reinvested representation.

Additionally, in the third quarter of 2010, Corning announced a significant multi-year international investment plan that is expected to result in 2011 capital investment of $2.4–$2.7 billion.  The substantial majority of the investment will be spent internationally and will include over the term of the plan: $800 million for additional LCD capacity in China; capacity expansion for Eagle XG LCD glass and Corning Gorilla Glass in Asia; expansion of automotive substrate facilities in China and Germany; and a new manufacturing and distribution center in China for Life Sciences.  These factors, in addition to the fact that Corning has sufficient access to funds in the U.S. to fund currently anticipated domestic needs, result in our ability and intent to indefinitely reinvest our foreign unremitted earnings of $8.9 billion as of December 31, 2010.

Dow Corning Corporation and Subsidiaries Financial Statements, page 116

Consolidated Statements of Equity, page 122

3.
Please revise your presentation to separately disclose comprehensive income attributable to Dow Corning and comprehensive income attributable to noncontrolling interest.  Refer to FASB ASC 220-10-45-5 and ASC 810-10-50-1A(a).

Company response

In response to the Staff’s comment, we will revise Dow Corning Corporation’s Consolidated Statements of Equity to separately disclose comprehensive income attributable to Dow Corning and comprehensive income attributable to noncontrolling interest in future filings that include Dow Corning Corporation financial statements.  The disclosures will be presented as follows:

DOW CORNING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EQUITY (in millions of U.S. dollars)

			Dow Corning Corporation Stockholders’ Equity
	Total	Noncontrolling Interest	Total Stockholders’ Equity	Retained Earnings	AOCI1	Common Stock

Balance at December 31, 2007	$2,743.5	$383.3	$2,360.2	$2,433.3	$(85.6)	$12.5
Adoption of Uncertain Tax Positions Guidance	0.3		0.3	0.3
Net Income	922.7	184.0	738.7	738.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	32.2	18.1	14.1		14.1
Unrealized net loss on available for sale securities	(115.8)	(27.8)	(88.0)		(88.0)
Net loss on cash flow hedges	(17.7)	-	(17.7)		(17.7)
Pension and other postretirement benefit adjustments	(363.3)	1.8	(365.1)		(365.1)
Total comprehensive income	458.4	176.1	282.3
Cash received from noncontrolling shareholders	41.0	41.0	-
Dividends declared on common stock	(503.5)	(91.5)	(412.0)	(412.0)
Balance at December 31, 2008	2,739.4	508.9	2,230.5	2,760.3	(542.3)	12.5

Net Income	754.0	155.9	598.1	598.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	9.1	(0.5)	9.6		9.6
Unrealized net gain on available for sale securities	96.0	24.5	71.5		71.5
Net gain on cash flow hedges	11.0	-	11.0		11.0
Pension and other postretirement benefit adjustments	11.6	(0.4)	12.0		12.0
Total comprehensive income	881.7	179.5	702.2
Cash received from noncontrolling shareholders	46.5	46.5	-
Dividends declared on common stock	(621.1)	(177.1)	(444.0)	(444.0)
Balance at December 31, 2009	3,046.5	557.8	2,488.7	2,914.4	(438.2)	12.5

Net Income	1,077.8	211.8	866.0	866.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	28.5	15.9	12.6		12.6
Unrealized net loss on available for sale securities	(16.7)	(4.4)	(12.3)		(12.3)
Net gain on cash flow hedges	4.2	-	4.2		4.2
Pension and other postretirement benefit adjustments	(41.7)	0.6	(42.3)		(42.3)
Total comprehensive income	1,052.1	223.9	828.2
Dividends declared on common stock	(600.8)	(156.8)	(444.0)	(444.0)
Balance at December 31, 2010	$3,497.8	$624.9	$2,872.9	$3,336.4	$(476.0)	$12.5

(See Notes to the Consolidated Financial Statements)

1Accumulated Other Comprehensive Income/(Loss) (“AOCI”)

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct any questions regarding this response to me at (607) 974-7674.

Sincerely,

/s/  Phillip E. Gorham
Phillip E. Gorham
Assistant Controller

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
R. Tony Tripeny, Sr. Vice President & Corporate Controller
Susan L. Ford, Division Vice President, Tax
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Michael Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP